Document is copied.
                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-47984

                           PROSPECTUS SUPPLEMENT NO. 27
                     (TO PROSPECTUS DATED NOVEMBER 1, 2000)

                                CORECOMM LIMITED
                            -------------------------
                   6% CONVERTIBLE SUBORDINATED NOTES DUE 2006,
            SERIES B SENIOR CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                           AND SHARES OF COMMON STOCK
                            -------------------------


     This Prospectus Supplement No. 25 supplements and amends the Prospectus dated November 1, 2000, and amended on November 14, 2000, December 7, 2000,
December 21,  2000,  December  28,  2000,  January 25,  2001,  January 26, 2001,
February 1, 2001, March 2, 2001, March 13, 2001, March 19, 2001, March 21, 2001,
March 28, 2001,  May 16, 2001,  June 4, 2001,  August 2, 2001,  August 28, 2001,
September 7, 2001; October 5, 2001; November 14, 2001; December 18, 2001; December 28, 2001 and January 7, 2002:

o        The 6% convertible subordinated notes due 2006 of CoreComm Limited;

o        CoreComm's Series B senior convertible exchangeable preferred stock;

o Shares of common stock issuable as dividends on the Series B preferred stock, upon conversion of the convertible notes and the Series B preferred stock and as interest on CoreComm's senior unsecured notes due 2003; and

o The right, attached to each share of common stock, to purchase CoreComm's Series C junior participating preferred stock.

     The purpose of this Prospectus Supplement is to provide supplemental information that was contained in a current report on Form 8-K dated
February 8, 2002.

     The Prospectus, together with all of the supplements filed to date (including this supplement), constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, with respect to offers and sales of the securities described above.

         WE URGE YOU TO READ CAREFULLY THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THE ACCOMPANYING PROSPECTUS, WHERE WE DESCRIBE SPECIFIC RISKS ASSOCIATED WITH THESE SECURITIES, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                            -------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


        The date of this Prospectus Supplement No. 27 is February 8, 2002.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     ---------------------------------------

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


       DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)  FEBRUARY 8, 2002
                                                       -------------------


                             CORECOMM LIMITED
               -------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)


   Delaware                      000-31359                     23-3032245
-------------------------------------------------------------------------------
(State or Other                (Commission                 (IRS Employer
 Jurisdiction of                 File Number)               Identification No.)
   Incorporation)



110 East 59th Street, New York, New York                                10022
-------------------------------------------------------------------------------
(Address of Principal Executive Offices)                             (Zip Code)


        Registrant's Telephone Number, including area code (212) 906-8485
                                                           ---------------


          -------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)

Item 7.    Financial Statements and Exhibits.
-------    ----------------------------------
           Exhibits

99.1       Press release, issued February 8, 2001.


Item 9.    Regulation FD Disclosure.
-------    -------------------------

CoreComm Limited (Nasdaq:COMM), and its formerly wholly-owned subsidiary CoreComm Holdco, Inc. announced today that CoreComm Holdco had filed registration statements with the Securities and Exchange Commission, launched the previously announced registered public exchange offers and that the Companies had made changes in the management roles of certain of their senior executives. As previously announced, it is intended that CoreComm Holdco will become the new, recapitalized company going forward, in place of CoreComm Limited as the parent company.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CORECOMM LIMITED
                                        (Registrant)

                                        By: /s/  Michael A. Peterson
                                        ----------------------------------
                                        Name:    Michael A. Peterson
                                        Title:   Executive Vice President
                                                 Chief Operating Officer
                                                 Chief Financial Officer


Dated: February 8, 2002

                                  EXHIBIT INDEX
                                  -------------
Exhibit                                                                   Page
-------                                                                   -----

99.1     Press release, issued February 8, 2002

                                                                    Exhibit 99.1

FOR IMMEDIATE RELEASE

CORECOMM LIMITED AND CORECOMM HOLDCO ANNOUNCE FILING OF REGISTRATION STATEMENTS,
          LAUNCHING OF EXCHANGE OFFERS AND CHANGES IN MANAGEMENT ROLES

         New York, New York (February 8, 2002) - CoreComm Limited (Nasdaq:
COMM), and its formerly wholly-owned subsidiary CoreComm Holdco, Inc. announced today that CoreComm Holdco had filed registration statements with the Securities and Exchange Commission, launched the previously announced registered public exchange offers and that the Companies had made changes in the management roles of certain of their senior executives. As previously announced, it is intended that CoreComm Holdco will become the new, recapitalized company going forward, in place of CoreComm Limited as the parent company.

         The filing with the SEC of the Registration Statements and launching of the exchange offers represent continued progress towards the completion of the final phase of the Companies' previously announced plan of recapitalization. The Companies closed on substantially all of the recapitalization transactions with debt and preferred stock holders in December 2001. The exchange offer prospectus, which is part of the Form S-4 filed by CoreComm Holdco, describes the final phase, which is the previously announced exchange offers. In the exchange offers, the holders of CoreComm Limited securities are being asked to tender: (1) each share of CoreComm Limited common stock they hold for 1/116.7 of a share of common stock of CoreComm Holdco (subject to rounding) ; and (2) each $1,000 aggregate principal amount of CoreComm Limited's 6% Convertible Subordinated Notes they hold, for 3.0349 shares of common stock of CoreComm Holdco (subject to rounding) and $30 in cash (which is an amount equal to the October 1, 2001 interest payment). The exchange offers expire at midnight, March 8, 2002, unless we terminate the exchange offers or extend the expiration date. Investors are encouraged to read the information regarding the exchange offers at the end of this release, which describes where you can get more information.

         Pro forma for the recapitalization, assuming 100% of the outstanding securities are tendered in the exchange offers, the only remaining debt obligations (not including trade payables) of CoreComm Holdco are its $156.1 million credit facility, $15.8 million in Senior Convertible Notes, and approximately $11.5 million in capital leases. There is no preferred stock outstanding.

         The Companies also announced that they had named Thomas Gravina as President and Chief Executive Officer and named Michael A. Peterson as Executive Vice President, Chief Operating Officer and Chief Financial Officer. Barclay Knapp has become Chairman of the Board and George Blumenthal has become Chairman Emeritus. Gravina and Peterson have also joined CoreComm Holdco's Board of Directors. In addition, the Board of Directors of CoreComm Holdco has elected as a director Ralph H. Booth II, who is the Chairman and Chief Executive Officer of Booth American Company. Booth American Company made investments in the Companies in 2000 and 2001. Gregg N. Gorelick has been promoted to Senior Vice President - Controller and Treasurer. Alan Patricof and Warren Potash will continue to serve on the Board of Directors.

         Thomas Gravina said: "The Company is continuing successfully down the path we set out a year ago. I am pleased to be a part of a great story and a very talented management team. I am also very pleased to have Mr. Peterson expand his role and responsibilities within our organization. I believe the entire management team will deliver positive results and successfully execute our business plan.

         "The filing of the registration statements and launching of the exchange offers indicate that we are on track to complete all remaining phases of the recapitalization over the next several weeks. Operationally, we have continued to execute successfully on our plans to increase profitability, improve efficiency, reduce expenses, and continue revenue growth. We believe that we remain on track to generate positive EBITDA in early 2002 and become free cash flow positive in late 2002. The demand for telecommunications products and services continues to be strong, and we expect continued acceptance in the market for CoreComm's voice and data services in all of our divisions.

         "We are very pleased that CoreComm has been able to respond successfully to its challenges, and believe that the Company is now positioned to challenge the incumbents for market share and be one of the strong competitive providers in the industry going forward."

                                     *******

         The foregoing reference to the registered public exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of Holdco in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the following documents (including amendments that may be made to them), regarding the exchange offers for the shares of CoreComm common stock and the 6% Convertible Subordinated Notes because they contain important information:

         - Holdco's preliminary prospectus, prospectus supplements and final prospectus; and - Holdco's Registration Statement on Form S-4, containing such documents and other information.

         These documents and amendments to these documents have been and will continue to be filed, as they may be amended, with the United States Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Holdco by directing your request to the numbers listed below.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In addition to the historical information presented, this release also includes certain forward-looking statements concerning financing, the recapitalization transactions and trends in operating results. Such statements represent CoreComm's reasonable judgment on the future and are based on assumptions and factors that could cause actual results to differ materially. Examples of relevant assumptions and factors include, but are not limited to, general economic and business conditions, industry trends, technological developments, CoreComm's ability to continue to design and deploy efficient network routes, obtain and maintain any required regulatory licenses or approvals and finance network development, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, overall market penetration and competition from providers of alternative services, the impact of restructuring and integration actions, the impact of new business opportunities requiring significant up-front investment, interest rate fluctuations, and availability, terms and deployment of capital. CoreComm assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such statements.

For further information regarding the exchange offers, you can contact the information agent:

D.F. King & Co., Inc.
77 Water Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 848-2998

For any other information contact:
  Selim Kender, Director-Corporate Development or
  Jared L. Gurfein, Director of Legal Affairs at (212) 906-8485